VIA EDGAR AND FACSIMILE

November 5, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Mail Stop 6010

Washington, D.C. 20549

Attn: Daniel Morris

Re:	Atossa Genetics Inc.

Registration Statement on Form S-1 (SEC File No. 333-179500)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Atossa Genetics Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on November 7, 2012 or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 1,119 copies of the Preliminary Prospectus issued October 19, 2012 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

DAWSON JAMES SECURITIES, INC.

as Representative of the Underwriters

By: /s/ Joseph Balagot

Name: Joseph Balagot

Title: Managing Partner